UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

							September 12, 2005




Mr. David M. Gandossi
Mercer International Inc.
Suite 2840, 650 West Georgia Street
Vancouver, British Colombia, Canada V6B 4N8


Re:	Mercer International Regco Inc.
	Registration Statement on Form S-4
Draft Amendment No. 1
	File No. 333-126683

Dear Mr. Gandossi:

	We have reviewed your filing and have limited our review to the areas relating to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1.	We remind you of prior comment 1 from our letter dated August
17, 2005.   We also hope to discuss several other issues with you
by
telephone.


Material U.S. Federal Income Tax Consequences of the Conversion,
page
23

2. Refer to prior comments 3, 5, 7 and 8, and make corresponding changes as appropriate.

* You indicate at page 24 that you have "obtained an opinion" from counsel regarding Section 368(a), but it is unclear where that opinion is to be found.
* It remains unclear whether you intend to file a short- or long-form opinion as an exhibit. If the former, you must make clear both in the disclosure in this section and in the letter from counsel that you file as an exhibit that the disclosure in this section constitutes the opinion of counsel. For example, revise the last paragraph on page 24 accordingly.
* It is insufficient for counsel to indicate in exhibit 8.1 that it is providing its opinion "concerning the description" of the material tax consequences. Instead of opining regarding the description, it must provide an opinion regarding the actual consequences. Similarly, the statement at page 2 of exhibit 8.1 that the disclosure
"is correct" does not make clear that the referenced disclosure also constitutes counsel`s opinion.
* The references at page 3 of exhibit 8.1 to the specific tax consequences "presented above" and at page 2 to "the opinion set forth below" are unclear due to the incomplete nature of the "opinion" rendered.
* If you instead intend to summarize the long-form opinion to be provided by counsel, we may have additional comments once we view the changes and the new opinion.
* If the disclosure in the registration statement is intended to constitute counsel`s opinion, ensure that all "assumptions, exceptions, limitations and qualifications" to which counsel refers in exhibit 8.1 appear in the corresponding text in the registration statement. Conversely, if counsel intends the document filed as exhibit 8.1 to constitute a long-form opinion, ensure that all such items appear in that document and that it does not suggest that the reader needs to look elsewhere to find that information.

3. We note the new disclosure at page 25. Rather than suggesting that the reader "should consult" with its own tax advisor, you may recommend that course of action.

Exhibit 5.1 - opinion of counsel

4. Explain to us why the number of shares referenced in the first paragraph of the opinion differs from the number that appears in the fee table in the initial filing.

5. We refer you to prior comment 9. Ask counsel to eliminate the corresponding language from the last paragraph of its opinion, along with the suggestion that the opinion is "solely for your benefit."



Closing Comments

      As appropriate, please amend your registration statements and
Exchange Act reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to all disclosure issues to Carrie Darling, at (202) 551-3724 or, in her absence, to Timothy
Levenberg,
Special Counsel, at (202) 551-3707.   Direct all correspondence to
us
at the following address:  100 F St., NE, Washington, DC 20549,
Mail
Stop 7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	Stewart Muglich (604) 669-8803

      Timothy Levenberg
      Carrie Darling
??

??

??

??

Mr. David M. Gandossi
Mercer International Regco Inc.
September 12, 2005
page 4